82-34917

MTU Aero Engines

RECEIVED
2005 DEC -1 P 2:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MTU Aero Engines Holding AG · P.O. Box 50 06 40 · 80976 Munich · Germany

BY COURIER

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549

05012976

PROCESSED
DEC 05 2005
THOMSON FINANCIAL

SUPPL

November 28, 2005

Re: MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

a. Interim Report as of September 30, 2005 of MTU Aero Engines Holding AG

b. Change of a member of the supervisory board, published in the "Elektronischer Bundesanzeiger"

c. Notification of a major shareholding in the company, published in the "Börsenzeitung"

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

12/2

MTU Aero Engines

Please acknowledge receipt of this letter and the enclosures by date stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

If you have any question or comment in connection with the information furnished, please call the undersigned at 011-49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

Interim Report

as of September 30, 2005

of

MTU Aero Engines
Holding AG,
Munich

TABLE OF CONTENTS

Selected consolidated financial information and key figures

	2005	2004
Profit and Loss in € million (Status resp. 30. September)		
Revenues	1.545,6	1.384,3
Free Cash-Flow *)	257,3	-34,0
Depreciation and amortization	100,4	94,6
Research and Development costs	20,8	38,0
Earnings before financial result, taxes	89,0	53,7
Earnings before financial result, taxes and Depreciation / Amortization	189,4	148,3
Profit before tax	33,7	-21,6
Taxes	-14,3	7,2
Net profit/loss (-)	19,4	-14,4
Capital expenditures	42,9	36,7
Balance sheet in € million (Prev. Year; 31. December)		
Equity	517,6	217,0
Total	2.629,9	2.719,1
Non-current assets	1.534,5	1.591,8
Non-current debt (without deferred taxes)	744,5	1.080,8
Employee-Headcounts (Status resp. 30. September)		
MTU Aero Engines GmbH, Munich	4.628	4.975
MTU Maintenance Hannover GmbH, Langenhagen	1.298	1.304
MTU Maintenance Berlin-Brandenburg GmbH, Ludwigsfelde	516	535
ATENA Engineering GmbH, Munich **)	0	471
MTU Maintenance Canada Ltd., Richmond, Canada	133	124
MTU Aero Engines North America Inc., Rocky Hill, USA	207	195
Vericor Power Systems L.L.C., Atlanta, USA	34	34
Joint venture companies (each carried at 100% of employees)	563	411
Total	**7.379**	**8.049**

	2005	2004
Key figures in %		
Capital expenditures in % of revenues	2,8	2,7
Return on sales (before tax)	2,2	-1,6
Equity ratio	19,7	8,0
Equity to non-current assets	33,7	13,6
Research and development costs (w / o release of provisions) as % of revenues	3,0	8,1
Shares *)**		
Number of shares (´000)	55.000	55.000
Earnings per share in Euro	0,35	-0,26
Free Cash-Flow per share in Euro	4,68	-0,62
Equity per share in Euro	9,41	3,95

*) Prior Year: Without Acquisition of MTU-Group
**) Sold, June 30, 2005
***) Prior year (2004) "as if presentation"

Market overview – 3rd quarter 2005

In the third quarter of 2005, MTU continued to benefit from positive aerospace industry fundamentals. Despite the recent filing for Chapter 11 re-organisation under the U. S. Bankruptcy Code by two of its customers, Northwest and Delta, as well as concerns over rising fuel prices, MTU was able to benefit from strong passenger traffic growth and a growing active fleet of aircraft powered by engines with MTU modules and components. Due to increasing engine delivery rates, an expanding orderbook and an increase in market share, the outlook for MTU remains positive.

Overall world passenger traffic figures in the summer continued to reflect a strong demand for air travel. According to IATA, international passenger traffic for the first 9 months of the year has grown by 8.3% as compared to the prior year period, while North America, Europe and Asia-Pacific recorded growth rates between approx. 6% and 10% over the same period. Freight traffic growth remained relatively weak and increased by 3.0% per September 2005.

In North America, the prolonged financial difficulties of US network carriers, exacerbated by skyrocketing fuel prices, culminated in two of our US customers, Delta and Northwest, filing for Chapter 11 re-organisation under the U. S. Bankruptcy Code. Jet fuel prices rose to new highs in the third quarter, averaging $1.90 per gallon (representing a 48% increase year-on-year), as Hurricanes Katrina and Rita severely impacted the capacity of Gulf Coast refineries.

MTU´s other U.S. airline customers are affected by the highly challenging US airline industry environment, but this is currently having no sizeable effect on MTU's orderbook, spares sales and civil MRO business. The adverse energy price trends also represent financial challenges to our top European and Asian operators. The majority of fuel surcharges introduced by airline operators outside of the US were successful and traffic volumes remain strong so that MTU is not presently exposed to any adverse fleet restructuring by a European or Asian operator.

In September, the MTU engine parked fleet fell by 11% year-on-year to 772 engine units. This compares very favourably to the 6% fall industry-wide to 4.058 units. The MTU engine fleet below 15 years of age (indicator of the aviation recovery pace) fell by a very satisfactory 14% (to 128 engines) in line with the industry trend.

Financial situation

Income in September 30, 2005

Revenue increased by 11.7% to € 1,545.6 million. This increase is due, in particular, to revenues in civil engine maintenance (+28.1%) and civil engine business (+11.2%). Revenue fell by 7.7% in military engine business. This was mostly due to a change in **the deferred accounting during the year for project EJ 200.**

The **cost of sales** increased by 16.7% to € 1,360.3 million. Compared to the increase in revenues, this increase is due to the substantial increase in civil MRO business, which requires a high proportion of material and third-party services, and also to the increase in revenues in the civil engine business, which is mostly due to series engines with high cost of materials.

The strong increase in the cost of sales compared to revenues means that the **gross profit on sales** has fallen to € 185.3 million compared to the same period of the previous year when this totaled € 218.5 million. Increasing sales in the civil engine business has initially increased the cost of sales, thus reducing the gross profit on sales.

Research and development costs prior to consumption of the provision for development costs totaled € 45.6 million, down € 66.0 million on the corresponding figure from the previous year. This downturn is mostly due to the development process in programs GP7000 and PW6000, which is drawing to a close.

The **selling costs** fell by 4.4% to € 50.3 million. Cost cuts played a role here, impacting the **general administrative expenses.** These totaled € 34.7 million – down € 42.1 million (54.8%) compared to the first three quarters of 2004. However we must also take into account that last year this figure included direct transaction costs totaling € 19.0 million as well as further indirect expenses from the acquisition by KKR.

The **depreciation and amortization** contained in the cost of sales, research and development costs, sales and general administrative expenses totaled € 100.4 million (previous year: € 94.6 million).

After adjustment for the effects of the purchase price allocation which occurred last year from the purchase price allocation as well as the extraordinary factors last year, the interim results based on the adjusted earnings before interest, **tax**, depreciation and amortization **(EBITDA)** is as follows:

	30.09.2005 € million	**30.09.2004 € million**
EBIT	**89,0**	**53,7**
+ Depreciation/Amortization	100,4	94,6
EBITDA reported	**189,4**	**148,3**
- Consumption of R&D provisions	-24,8	-73,6
- Restructuring costs	2,0	2,8
+ Profit in order backlog	0,0	27,0
+ Direct transaction costs	0,0	19,0
EBITDA adjusted	**166,6**	**123,5**

The **financial result** was negative, and was cut from € -73.9 million in the first three quarters of 2004 to € -57.2 million in the first three quarters of 2005. In the first nine months of 2005, financial debt fell as a result of the repayment of the following liabilities:

Reduction of loans	**€ million**
Senior Facility Agreement	174.2
High Yield Bond	80.0
Blade Lux Holding Two S.a.r.l.; Shareholder	69.6
DaimlerChrysler, Vendor Loan	185.5
	509.3

The liquid funds for the advance redemption stem from the proceeds from the IPO and from operating business in the first nine months.

Pre-tax earnings totaled € 33.7 million – up by € 55.3 million compared to the first nine months of 2004.

In total, **net profit** of € 19.4 million was recorded in the period from January 1 to September 30, 2005, after a loss of € 14.4 million in the first three quarters of 2004.

Earnings by segments

Civil and military engine business

Period from January 1 to September 30, 2005

In the first nine months, revenues in the civil and military engine business increased by € 43.0 million (4.5%) compared to the first nine months of 2004 to € 1,005.1 million. Revenues in the civil engine business increased by € 69.7 million (11.2%) to € 694.5 million. In contrast, revenues in the military engine business fell by € 26.7 million (7.9%) to € 310.6 million. This was mostly due to rescheduling the deliveries in the EJ 200-program as requested by the customer.

In contrast, EBIT mostly increased as a result of the downturn in development costs, which are tapering off, in the programs GP 7000 and PW 6000, and the costs savings for general administrative expenses.

3rd quarter of 2005

In the third quarter of 2005, revenues in the civil and military engine business increased only slightly by € 0.7 million (0.2%) compared to the corresponding period of the previous year. Whereas civil engine business increased by € 17.0 million (8.4%) to € 219.9 million, revenues from military engine business fell, in

particular as a result of the stretched **deferred accounting for the EJ 200-Series-Supply-program**, during the third quarter by € 16.3 million (13.1%) to € 107.8 million compared to € 124.1 million in the third quarter of 2004.

As a result, in the third quarter of 2005, the increase in civil series engine business, which was up € 17.0 million on the previous year, reduced the gross margin. As a result, EBIT fell in the civil and military engine business during the third quarter to € 23.1 million (49.0%) compared to € 45.3 million in the same period of the previous year.

Civil engine maintenance

Period from January 1 to September 30, 2005

Civil engine maintenance business increased significantly to € 118.3 million (28.1%). In total, revenues thus increased to € 540.5 million compared to € 422.2 million. This caused the gross margin to rise from € 26.4 million to € 52.6 million.

EBIT increased accordingly by € 23.4 million to € 24.2 million, and pre-tax earnings increased by € 28.9 million to € 28.8 million.

3rd quarter of 2005

During the third quarter of 2005, sales from civil engine maintenance increased by € 35.7 million (22.8%) to € 192.2 million compared to the first nine months of the previous year when this figure totaled € 156.5 million. The gross margin increased by € 7.3 million to € 21.0 million.

EBIT increased by € 5.2 million (94.5%) to € 10.7 million compared to the corresponding period of the previous year at € 5.5 million. Pre-tax earnings increased by € 7.8 million (144.4%) to € 13.2 million compared to the same period of the previous year when these totaled € 5.4 million.

Financial position

The group's cash flow statements show the origin and use of the cash flows during the first three quarters of 2005 and 2004. The cash flows are broken down into operating activities, investing activities and financing activities. The cash and cash equivalents in the cash flow statement correspond to the cash and cash equivalents on the balance sheet.

The group's cash flow from **operating activities** in the first nine months of 2005 totals € 300.0 million (previous year: € 95.2 million). A key component of this figure were advance payments from customers in business with authorities.

Up to September 30, 2005, the company made **investments** totaling € 6.2 million (16.9%) more than in the same period of the previous year in intangible assets and property, plant and equipment. In total, the net cash used in investing activities during the first nine months of the year thus totaled € 42.9 million (previous year after

adjustment for the acquisition: € 34.0 million). Offset against investments in financial assets and income from the disposal of assets this thus results in net cash used in investing activities totaling € 42.7 million.

As part of **financing activities**, as a result of the issue of 15 million shares, a total of € 295.2 million accrued to the company after the deduction of transaction costs, this was mostly then used for the redemption of loans totaling € 509.3 million (see comments on page 7). The amounts for the redemption of loans that go beyond the new issue were serviced from net cash obtained from operating activities.

After adjustment for currency translation and consolidation effects, the individual cash flows show growth of cash and cash equivalents totaling € 54.6 million (previous year € 89.0 million). The free cash flow, i.e. the balance of the net cash from operating activities and the net cash used in investing activities, totaled € 257.3 million during the first nine months of 2005 (previous year after adjustment for the acquisition: € 61.2 million).

Change in cash and cash equivalents


400,0
300,0
200,0
100,0
0,0
-100,0
-200,0
-300,0
28,5
300,0
-42,7
-209,2
6,5
83,1
Cash and cash equivalents January, 1
Cash flow operating activities
Cash flow investing acitvities
Cash flow financing activities
Exchange rate, Change in consolidation
Cash and cash equivalents September, 30

Net asset position

The group's total assets fell by € 89.2 million or 3.3% compared to December 31, 2004. This was mostly impacted by the reduction in financial liabilities in the amount of € 509.3 million (see comments on page 7) and the reduced other assets totaling € 111.9 million (see Item 17) resulting from changes to the market value of derivative financial instruments. In contrast, other liabilities mostly increased as a result of payments received on account of orders from related companies which are not consolidated.

Whereas non-current assets decreased on the assets side as a result of scheduled depreciation and amortization, work in process which is carried under inventories

Maintenance Contracts (POC) increased by € 66.8 million (74.4%; Item 20). Other assets fell by a total of € 172.9 million. In addition to the reductions in market value for derivative financial instruments already mentioned, assets fell as a result of interest swap transactions. The remaining reductions in other assets can be put down to the payment of tax claims and receivables from associated companies and joint venture companies.

Consolidated equity increased by € 300.6 million to € 517.6 million, primarily as a result of the net cash obtained from the proceeds of the share issue less the direct costs of the IPO. Within the consolidated equity, accumulated other equity fell by € 22.3 million from € 11.2 million to € -11.1 million. This downturn is mostly due to the lower market values of the derivatives totaling € 23.9 million after taking into account deferred taxes. Whereas the positive earnings for the period totaling € 19.4 million mostly compensated for the lower market values within equity, translation differences increased accumulated other equity by an additional € 1.6 million. The equity ratio thus increased, in particular as a result of the proceeds from the IPO from 8.0% to 19.7%.

Other provisions fell by a total of € 18.2 million compared to December 31, 2004. Whereas the non-current other provisions increased slightly by € 0.6 million, current provisions fell by € 18.8 million (12.0%), in particular as a result of tax obligations which have now been paid totaling € 9.0 million compared to December 31, 2004, and also as a result of lower Human Resources and social commitments, also of € 9.0 million.

Financial liabilities mostly fell as a result of the above mentioned repayments of loans totaling € **509,3** million to € 270.7 million (see comments on page 7).

In the current financial liabilities category, the Senior Facility Agreement totaling € 174.2 million was repaid in full.

The **High Yield Bond** under non-current financial liabilities was repaid in the amount of € 80.0 million. In addition, the former **Vendor** loan from DaimlerChrysler (DCX) was repaid in full in the amount of € 185.5 million. Also the shareholder loan totaling € 69.6 million was repaid in full to Blade Lux Holding Two S.a.r.l., Luxembourg.

Trade payables increased due to matching by € 54.6 million (24.0%) to € 281.7 million.

As a result of the major increase in advance payments received on account of orders (Item 26) – up € 123.9 million to € 434.7 million – other liabilities increased by € 166.9 million (35.6%) to € 635.9 million.

The following table shows the changes in assets and liabilities from December 31, 2004 to September 30, 2005, broken down into current and non-current items.

Statement of changes in assets, equity and liabilities

	€ million	€ million
Non-current assets		
Intangible assets	-23,1	
Property, plant and equipment	-36,1	
Financial assets	1,9	
Other assets	-38,9	
Deferred tax assets	0,8	-95,4
Current assets		
Inventories	42,7	
Receivables	44,8	
Other assets	-134,0	
Cash and cash equivalents	54,6	
Prepayments	-1,9	6,2
Change in assets		**-89,2**
Equity		300,6
Non-current debt		
Provisions	16,8	
Financial liabilities	-361,5	
Other liabilities	8,4	
Deferred tax liabilities	-13,4	-349,7
Current debt		
Provisions	-18,9	
Financial liabilities	-234,3	
Trade payables	54,6	
Other liabilities	158,5	-40,1
Change in equity and liabilities		**-89,2**


400
300
200
100
0
-100
-200
-300
300,6
6,2
-95,4
-40,1
Non-current assets
Current assets
Equity
Non-current liabilities
Current liabilities

Consolidated income statement

€ million	Notes	Jan. 1 to Sep. 30, 2005	Jan. 1 to Sep. 30, 2004	Q3 2005	Q3 2004
Revenues		1.545,6	1.384,3	519,9	483,5
Cost of sales	(6)	-1.360,3	-1.165,8	-452,0	-401,0
Gross profit		**185,3**	**218,5**	**67,9**	**82,5**
Research and development costs	(7)	-20,8	-38,0	-6,3	-6,1
Selling costs	(8)	-50,3	-52,6	-17,2	-16,9
General administrative expenses	(9)	-34,7	-76,8	-10,2	-9,4
Other operating income and expenses		9,5	2,6	3,9	0,7
Result before financial result		**89,0**	**53,7**	**38,1**	**50,8**
Financial result	(11)	-57,2	-73,9	-17,6	-16,0
Share of loss of Joint Ventures accounted for using the equity method		**1,9**	-1,4	**1,4**	-0,6
Result from ordinary activities		**33,7**	**-21,6**	**21,9**	**34,2**
Income taxes	(12)	-14,3	7,2	-9,2	-14,1
Net profit / loss (-)		**19,4**	**-14,4**	**12,7**	**20,1**
Loss carried forward		**-0,1**	-0,3	**0,0**	0,0
Accumulated profit / loss (-)		**19,3**	**-14,7**	**12,7**	**20,1**
Earnings per share in Euro *)	(13)	*0,35*	*-0,26*	*0,23*	*0,37*

*) Prior year (2004) "as if presentation"

Consolidated balance sheet

Assets € million	Notes	Sep. 30, 2005	Dec. 31, 2004
Non-current assets			
Intangible assets	(14)	945,5	968,6
Property, plant and equipment	(15)	540,5	576,6
Financial assets		48,5	46,6
Other assets	(17)	1,5	40,4
Deferred tax assets		3,2	2,4
		1.539,2	**1.634,6**
Current assets			
Inventories	(19)	490,8	448,1
Receivables	(20)	439,4	394,6
Other assets	(17)	69,7	203,7
Cash and cash equivalents		83,1	28,5
Prepayments		7,7	9,6
		1.090,7	**1.084,5**
Total		**2.629,9**	**2.719,1**

Equity and Liabilities € million	Notes	Sep. 30, 2005	Dec. 31, 2004
Equity	(22)		
Subscribed capital		55,0	2,2
Capital reserves		454,1	203,7
Accumulated other equity		-10,8	11,2
Accumulated profit / loss (-)		19,3	-0,1
		517,6	**217,0**
Non-current debt			
Pension provisions		360,9	344,7
Other provisions	(24)	57,3	56,7
Financial liabilities	(25)	259,7	621,2
Other liabilities	(26)	66,6	58,2
Deferred tax liabilities	(27)	354,3	367,7
		1.098,8	**1.448,5**
Current debt			
Pension provisions		14,1	14,2
Other provisions	(24)	137,4	156,2
Financial liabilities	(25)	11,0	245,3
Trade payables		281,7	227,1
Other liabilities	(26)	569,3	410,8
		1.013,5	**1.053,6**
Total		**2.629,9**	**2.719,1**

Consolidated statement of changes in equity

€ million	Sub-scribed capital	Capital re-serves	Accumulated profit/ loss (-)	Accumulated other equity			Total
				Translation differences	Derivative financial instru-ments	Subtotal	
January 1, 2004	**0,0**	**201,5**	**-0,3**	**0,0**	**0,0**	**0,0**	**201,2**
Financial instruments (Available for Sale)					0,8	0,8	**0,8**
Translation differences				0,3		0,3	**0,3**
= Profit not stated in income statement	**0,0**	**0,0**	**0,0**	**0,3**	**0,8**	**1,1**	**1,1**
Net profit			-14,4				**-14,4**
= Total income	**0,0**	**0,0**	**-14,4**	**0,3**	**0,8**	**1,1**	**-13,3**
September 30, 2004	**0,0**	**201,5**	**-14,7**	**0,3**	**0,8**	**1,1**	**187,9**
January 1, 2005	**2,2**	**203,7**	**-0,1**	**-1,0**	**12,2**	**11,2**	**217,0**
Financial instruments (Available for Sale)					-23,9	-23,9	**-23,9**
Translation differences				1,6		1,6	**1,6**
= Profit not stated in income statement	**0,0**	**0,0**	**0,0**	**1,6**	**-23,9**	-22,3	**-22,3**
Net profit			19,4				**19,4**
= Total income	**0,0**	**0,0**	**19,4**	**1,6**	**-23,9**	**-22,3**	**-2,9**
Capital increase from company funds	37,8	-37,8					**0,0**
+ Capital increase new issue	15,0	300,0					**315,0**
+ Matching Stock Programm (MSP)		0,3					**0,3**
- Transaction costs (after taxes)		-11,8					**-11,8**
September 30, 2005	**55,0**	**454,4**	**19,3**	**0,6**	**-11,7**	**-11,1**	**517,6**

Consolidated cash flow statement

€ million	Jan. 1 to Sep. 30, 2005	Jan. 1 to Sep. 30, 2004
Net profit / loss (-)	**19,4**	**-14,4**
+ Depreciation and amortization	100,4	94,6
+/- Profit/loss of associated companies	-1,9	1,4
+/- Profit/loss on disposal of assets	1,0	-1,7
+/- Increase/decrease in pension provisions	16,8	12,2
+/- Increase/decrease in other provisions	-14,6	-51,6
+/- Change in non-cash taxes	9,7	-34,0
+/- Increase/decrease in assets and liabilities		
+/- Increase/decrease in inventories	-47,6	-18,4
+/- Increase/decrease in receivables (excl. derivatives)	12,9	-8,4
+/- Increase/decrease in liabilities (excl. derivatives)	203,9	115,5
Cash flow from operating activities	**300,0**	**95,2**
- Investments in intangible assets and property, plant and equipment	-42,9	-36,7
- Acquisition of MTU-Group		-766,6
- Investments in financial assets	-0,3	-0,1
+ Proceeds from asset disposals	0,5	2,5
+ Repayment of loans		0,3
Cash flow from investing activities	**-42,7**	**-800,6**
Free Cash-Flow	**257,3**	**-705,4**
+/- Increase/decrease in financial liabilities	-504,4	28,0
+ Acquisition of MTU-Group		766,6
+ Capital increase	295,2	
Cash flow from financing activities	**-209,2**	**794,6**
Exchange rate movements in equity	1,6	0,3
Exchange rate movements in fixed assets	-3,1	-0,5
Change in consolidation	8,0	
	6,5	**-0,2**
Change in cash and cash equivalents	**54,6**	**89,0**
Cash and cash equivalents at January, 1	28,5	205,6
Cash and cash equivalents at September, 30	83,1	294,6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Principles

The business activities of MTU Aero Engines Holding AG and its subsidiary companies (hereinafter referred to as MTU Aero Engines Holding AG or the company) focus national and international on developing, producing, maintaining, marketing, servicing, overhauling and repairing combustion engines (in particular gas turbines) and their control and monitoring equipment including accessories and replacement parts for aircraft and also for stationary applications. In addition, the company develops methods to maintain, overhaul and repair this type of product and tools and equipment which are used in these methods.

The consolidated financial statements of MTU Aero Engines Holding GmbH as of December 31, 2004 have been prepared in line with International Financial Reporting Standards (IFRS) and the interpretations. The consolidated interim financial statements ("interim financial statements" of MTU Aero Engines Holding AG as of 30.September 2005 have been prepared based on International Accounting Standard (IAS 34) "Interim Financial Reporting", and mostly uses the same accounting methods as in the consolidated financial statements for fiscal year 2004. In addition, this interim report is in line with German Accounting Standard no. 6 (**DRS** 6) – Interim financial statements – by the Deutsche Rechnungslegungsstandards Committee e.V. (DRSC). The interim financial statements are not audited.

For further information on the accounting and valuation methods applied, please refer to the consolidated financial statements of MTU Aero Engines Erste Holding GmbH as of December 31, 2004. The consolidated financial statements have been prepared in euros. All amounts are stated in millions of euro (€ million or EUR million) if not otherwise stated.

2. Group of consolidated companies

The consolidated financial statements for the third quarter of 2005 includes MTU Aero Engines Holding AG with 6 German and 3 foreign subsidiaries. ATENA GmbH is no longer consolidated as of June 30, 2005, as it was sold on this date.

3. New accounting standards

The following standards, which have been revised as part of the IASB's improvement projects, were applied for the first time from 2005:

- IAS 1 (Presentation of Financial Statements)
- IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors)
- IAS 16 (Property, Plant and Equipment)
- IAS 24 (Related Party Disclosures)

In addition, IASB issued new or reworked and amended standards in 2004. These are, in particular:

- IFRS 2 (Share-based Payments)
- IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations)

The impact of the application of the new standards on the interim financial statements of MTU Aero Engines Holding AG for the third quarter of 2005 was not material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Notes to the income statement

6. Cost of sales

€ million	Jan. 1 to Sep. 30, 2005	Jan. 1 to Sep. 30, 2004	Q3 2005	Q3 2004
Cost of materials	-975,9	-787,1	-343,1	-278,4
Personnel expenses	-285,3	-271,9	-93,5	-90,2
Depreciation and amortization	-93,8	-88,3	-30,1	-31,1
Other cost of sales	-5,3	-18,5	14,7	-1,3
	-1.360,3	-1.165,8	**-452,0**	-401,0

7. Research and development costs

€ million	Jan. 1 to Sep. 30, 2005	Jan. 1 to Sep. 30, 2004	Q3 2005	Q3 2004
Cost of materials	-7,9	-45,9	-2,5	-12,4
Personnel expenses	-33,7	-60,1	-9,3	-17,7
Depreciation and amortization	-4,0	-5,6	-2,8	-0,5
Expenses	-45,6	-111,6	-14,6	-30,6
Consumption of R&D provisions	24,8	73,6	8,3	24,5
	-20,8	-38,0	**-6,3**	-6,1

The Research and development costs comprise per Sept. 30, 2005 € 24.8 million consumption of R&D provisions (previous year: € 73.6 million).

8. Selling costs

€ million	Jan. 1 to Sep. 30, 2005	Jan. 1 to Sep. 30, 2004	Q3 2005	Q3 2004
Cost of materials	-6,6	-6,6	-2,1	-2,1
Personnel expenses	-34,8	-35,9	-11,3	-11,5
Depreciation and amortization	-1,5	-0,3	-0,4	-0,1
Other selling costs	-7,4	-9,8	-3,4	-3,2
	-50,3	-52,6	**-17,2**	-16,9

The selling costs contain mainly expenses for marketing, advertising and sales personnel as well as write-downs in relation to trade accounts receivable.

9. General administrative expenses

€ million	Jan. 1 to Sep. 30, 2005	Jan. 1 to Sep. 30, 2004	Q3 2005	Q3 2004
Cost of materials	-2,5	-0,8	-1,1	-0,4
Personnel expenses	-18,5	-19,1	-6,1	-6,3
Depreciation and amortization	-1,1	-0,4	-0,3	-0,1
Other administrative costs	-12,6	-56,5	-2,7	-2,6
	-34,7	-76,8	**-10,2**	-9,4

11. Financial result

€ million	Jan. 1 to Sep. 30, 2005	Jan. 1 to Sep. 30, 2004	Q3 2005	Q3 2004
Income from non-consolidated subsidiaries	0,2	0,2		0,2
Net interest income/Expenses				
Interest income	16,1	11,4	1,1	1,8
Interest expenses	-41,3	-55,0	-6,4	-16,0
Other financial result	-32,2	-30,5	-12,3	-2,0
	-57,2	-73,9	**-17,6**	-16,0

12. Income taxes

€ million	Jan. 1 to Sep. 30, 2005	Jan. 1 to Sep. 30, 2004	Q3 2005	Q3 2004
Current tax expenses	-12,4	-26,7	-1,9	-13,5
Deferred tax expenses	-1,9	33,9	-7,3	-0,6
	-14,3	7,2	**-9,2**	-14,1

13. Earnings per share

	Jan. 1 to Sep. 30, 2005	Jan. 1 to Sep. 30, 2004 *)	Q3 2005 *)	Q3 2004 *)
Net profit / loss (-) in € million	19,4	-14,4	12,7	20,1
Number of shares (in ´000)	55.000	55.000	55.000	55.000
Earnings per share in Euro	0,35	-0,26	0,23	0,37

*) "As if " presentation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Notes to the balance sheet

14. Intangible assets

Intangible assets comprise **capitalized** program values, program independent, technologies, acquired customer relations, know-how and licenses as well as goodwill. The capitalized program values total € 373.9 million (December 31, 2004: € 376.9 million). Amortization for intangible assets totaled € 23.4 million (**Q3** 2005: € 7.8 million).

Goodwill is allocated to cash generating units for impairment tests.

The required impairment test was conducted on June 30, 2005 based on the cash generating units. There are no reasons to suspect impairment.

15. Property, plant and equipment

During the first nine months, € 42.4 million was invested in property, plant and equipment (first nine months of 2004: € 34.6 million). During the same period, depreciation totaled € 77.0 million (first nine months of 2004: € 75.8 million).

17. Other assets

€ million	Sep. 30, 2005 current due in less than one year	Sep. 30, 2005 non-current due after more than one year	Sep. 30, 2005 Total	Dec. 31, 2004 current due in less than one year	Dec. 31, 2004 non-current due after more than one year	Dec. 31, 2004 Total
Receivables again related companies						
Associates	38,2		**38,2**	46,0		46,0
Joint Ventures	0,4		**0,4**	9,8		9,8
Tax refund claims						
Income taxes	5,3		**5,3**	41,3		41,3
Other taxes	8,0		**8,0**	11,9		11,9
Accounts due from employees	2,0		**2,0**	1,1		1,1
Accounts from suppliers	14,9		**14,9**	13,6		13,6
Market values of derivatives						
Currency futures (Forex)				77,1	34,8	111,9
Interest rate swaps					5,2	5,2
Other assets	0,9	1,5	**2,4**	2,9	0,4	3,3
	69,7	**1,5**	**71,2**	203,7	40,4	244,1

19. Inventories

€ million	Sep. 30, 2005	Dec. 31, 2004
Raw materials and supplies	**196,1**	196,3
Work in process	**292,1**	249,8
Advance payments	**2,6**	2,0
	490,8	448,1

20. Receivables

€ million	Sep. 30, 2005 current due in less than one year	Sep. 30, 2005 non-current due after more than one year	Sep. 30, 2005 Total	Dec. 31, 2004 current due in less than one year	Dec. 31, 2004 non-current due after more than one year	Dec. 31, 2004 Total
Trade receivables	282,9		**282,9**	304,9		304,9
Receivables from Constructions- and Maintenance Contracts (POC)	156,5		**156,5**	89,7		89,7
	439,4	**0,0**	**439,4**	394,6	0,0	394,6

:

22. Equity

Capital reserves

The changes in equity from January 1, 2005 to September 30, 2005 with a corresponding comparison with figures from the same period of 2004 is given in the consolidated statement of changes in equity on page 15.

Accumulated other equity

Accumulated other equity includes the differences from currency translation not recognized in income for the financial statements of foreign subsidiaries and the impact of the valuation of financial instruments not recognized in income.

24. Other provisions

Other provisions mostly relate to Human Resources and social commitments, to threatened losses from the maintenance, repair and overhaul business (MRO) and warranties.

25. Financial liabilities

	current		non-current					
	due within one year		due between one and five years		due after more than five years		Total	Total
€ million	**30.09.2005**	31.12.2004	**30.09.2005**	31.12.2004	**30.09.2005**	31.12.2004	**30.09.2005**	31.12.2004
Bonds								
High Yield Bond (HY)					195,0	275,0	**195,0**	275,0
Interest liabilities	8,0	5,7					**8,0**	5,7
Liabilities to banks								
Senior Facility Agreement		174,2						174,2
Liabilities to related companies								
Subsidiaries	0,4						**0,4**	
Associates								
Joint Ventures								
Others *)	0,2	63,5		98,9			**0,2**	162,4
Other financial liabilities								
Vendor Loan Note						185,5	**0,0**	185,5
Others	2,4	1,9	35,4	29,3	29,3	32,5	**67,1**	63,7
	11,0	**245,3**	**35,4**	**128,2**	**224,3**	**493,0**	**270,7**	866,5

*) Prior year, due within one year: Forex U.K. Ltd.
Prior year, due between one and five years: Forex U.K. Ltd. and Blade Lux Holding Two S.a.r.l., Luxembourg

The company has been granted an facility overdraft of € 250.0 million from the end of March, 2005. As of September 30, 2005 there was no indebtedness outstanding, except for guarantees in the amount of € 21.1 million.

26. Other liabilities

	current		non-current					
	due within one year		due between one and five years		due after more than five years		Total	Total
€ million	**30.09.2005**	31.12.2004	**30.09.2005**	31.12.2004	**30.09.2005**	31.12.2004	**30.09.2005**	31.12.2004
Advance payments received	391,8	267,9	42,9	42,9			**434,7**	310,8
Liabilities to related companies								
Subsidiaries	5,9	5,7					**5,9**	5,7
Associates								
Joint Ventures	0,8						**0,8**	
Others *)	74,8	56,7					**74,8**	56,7
Other taxes	3,4	14,9					**3,4**	14,9
Social security	10,9	10,8					**10,9**	10,8
Employees	46,7	44,7	8,9	7,7			**55,6**	52,4
Others	35,0	10,1	12,2	5,4	2,6	2,2	**49,8**	17,7
	569,3	**410,8**	**64,0**	**56,0**	**2,6**	**2,2**	**635,9**	469,0

*) essentially IAE International Aero Engines AG, Switzerland

27. Deferred tax liabilities

Sep. 30, 2005 *€ million*	due more than one year	**Total**
Deferred taxes	354,3	354,3
Tax liabilities	**354,3**	**354,3**

Dec. 31, 2004 *€ million*	due more than one year	Total
Deferred taxes	367,7	367,7
Tax liabilities	367,7	367,7

32. Explanatory comments to segment information

Primary business segment	**Commercial and military engine business**		**Commercial Military, Repair and Overhaul business**		Consolidation		**Total**	
€ million	Jan. 1 to Sep. 30, 2005	Q3 2005	Jan. 1 to Sep. 30, 2005	Q3 2005	30.9. 2005	Third Quarter	**Jan. 1 to Sep. 30, 2005**	**Q3 2005**
Revenues	**1.005,1**	**327,7**	**540,5**	**192,2**			**1.545,6**	**519,9**
commercial	694,5	219,9	540,5	192,2			1.235,0	412,1
military	310,6	107,8	0,0	0,0			310,6	107,8
Revenues with other segments	**7,6**	**2,2**	**4,5**	**1,6**	**-12,1**	**-3,8**	**0,0**	**0,0**
commercial	7,6	2,2	4,5	1,6	-12,1	-3,8	0,0	0,0
military								
Total revenues	**1.012,7**	**329,9**	**545,0**	**193,8**	**-12,1**	**-3,8**	**1.545,6**	**519,9**
commercial	702,1	222,1	545,0	193,8	-12,1	-3,8	1.235,0	412,1
military	310,6	107,8	0,0	0,0			310,6	107,8
Cost of sales	**-880,8**	**-282,9**	**-492,4**	**-172,8**	**12,9**	**3,7**	**-1.360,3**	**-452,0**
Gross profit ~~on sales~~	**131,9**	**47,0**	**52,6**	**21,0**	**0,8**	**-0,1**	**185,3**	**67,9**
Earnings before interest and tax (EBIT reported)	**62,3**	**23,1**	**24,2**	**10,7**	2,5	4,3	**89,0**	**38,1**
Depreciation / Amortization	**76,1**	**25,4**	**24,3**	**8,2**			**100,4**	**33,6**
Earnings before interest, tax, depreciation and amortization (EBITDA)	**138,4**	**48,5**	**48,5**	**18,9**	2,5	4,3	**189,4**	**71,7**
Earnings before interest, tax, depreciation and amortization (adjusted) (EBITDA adjusted)	**115,6**	**41,1**	**48,5**	**18,9**	2,5	4,3	**166,6**	**64,3**
Financial result	**-42,8**	**-10,2**	**-0,5**	**0,0**	-13,9	-7,4	**-57,2**	**-17,6**
Share of loss of Joint Ventures accounted for using the equity method	**0,0**	**0,0**	**1,9**	**1,4**			**1,9**	**1,4**
Internal allocations	**-3,2**	**-1,1**	**3,2**	**1,1**			**0,0**	**0,0**
Earnings before tax (EBT)	**16,3**	**11,8**	**28,8**	**13,2**	-11,4	-3,1	**33,7**	**21,9**
Return on sales %	1,6	3,6	5,3	6,8			2,2	4,2

33. Explanatory comments to segment information

Primary business segment	Commercial and military engine business		Commercial Military, Repair and Overhaul business		Consolidation		Total	
€ million	Jan. 1 to Sep. 30, 2004	Q3 2004	Jan. 1 to Sep. 30, 2004	Q3 2004	30.9. 2004	Third Quarter	Jan. 1 to Sep. 30, 2004	Q3 2004
Revenues	**962,1**	**327,0**	**422,2**	**156,5**			**1.384,3**	**483,5**
commercial	624,8	202,9	422,2	156,5			1.047,0	359,4
military	337,3	124,1	0,0	0,0			337,3	124,1
Revenues with other segments	**16,3**	**6,6**	**3,9**	**1,4**	**-20,2**	**-8,0**	**0,0**	**0,0**
commercial	16,3	6,6	3,9	1,4	-20,2	-8,0	0,0	0,0
military			0,0	0,0			0,0	0,0
Total revenues	**978,4**	**333,6**	**426,1**	**157,9**	**-20,2**	**-8,0**	**1.384,3**	**483,5**
commercial	641,1	209,5	426,1	157,9	-20,2	-8,0	1.047,0	359,4
military	337,3	124,1	0,0	0,0			337,3	124,1
Cost of sales	**-786,1**	**-264,8**	**-399,7**	**-144,2**	**20,0**	**8,0**	**-1.165,8**	**-401,0**
Gross profit	**192,3**	**68,8**	**26,4**	**13,7**	-0,2	0,0	**218,5**	**82,5**
Earnings before interest and tax (EBIT reported)	**53,4**	**45,3**	**0,8**	**5,5**	-0,5	0,0	**53,7**	**50,8**
Depreciation / Amortization	**71,4**	**24,2**	**23,2**	**7,6**			**94,6**	**31,8**
Earnings before interest, tax, depreciation and amortization (EBITDA)	**124,8**	**69,5**	**24,0**	**13,1**	-0,5	0,0	**148,3**	**82,6**
Earnings before interest, tax, depreciation and amortization (adjusted) (EBITDA adjusted)	**92,7**	**45,8**	**31,3**	**13,2**	-0,5	0,0	**123,5**	**59,0**
Financial result	**-54,5**	**-11,1**	**-3,1**	**-0,7**	-16,3	-4,2	**-73,9**	**-16,0**
Share of loss of Joint Ventures accounted for using the equity method	**0,0**	**0,0**	**-1,4**	**-0,6**			**-1,4**	**-0,6**
Internal allocation	**-3,6**	**-1,2**	**3,6**	**1,2**			**0,0**	**0,0**
Earnings before tax (EBT)	**-4,7**	**33,0**	**-0,1**	**5,4**	-16,8	-4,2	**-21,6**	**34,2**
Return on sales %	-0,5	9,9	0,0	3,4			-1,6	7,1

MTU Aero Engines

MTU Aero Engines GmbH · Postfach 50 06 40 · 80976 München · Deutschland

Amtsgericht München
- Registergericht -

80333 München

Nikola Zacherl
Abt. AR
Tel. +49 (0) 89 1489 2158
Fax +49 (0) 89 1489 5814

22. November 2005

MTU Aero Engines Holding AG
HRB 157206

Sehr geehrte Damen und Herren,

anbei erhalten Sie den Nachweis der Veröffentlichung im elektronischen Bundesanzeiger über den Wechsel bei den Aufsichtsratsmitgliedern der Anteilseigner.

Mit freundlichen Grüßen

MTU Aero Engines GmbH

ppa. [signature] i.V. Zacherl

Anlage

Gesellschaftsbekanntmachungen
Aktiengesellschaften
Elektronischer Bundesanzeiger
Veröffentlichungsdatum: **08.11.2005**

Veröffentlichungstext:

MTU Aero Engines Holding AG

München

Bekanntmachung nach § 106 AktG

Herr Oliver Haarmann hat sein Amt als Mitglied des Aufsichtsrates der Gesellschaft zum 01.10.2005 niedergelegt.

Durch Beschluss des Amtsgerichtes München vom 04.10.2005 wurde Herr Dr. Jürgen Geissinger, Diplomingenieur, Plüderhausen, zum Mitglied des Aufsichtsrates der Gesellschaft bestellt.

München, im Oktober 2005

Der Vorstand

‹‹‹ ›››

MTU Aero Engines

Fax

An	BaFin
	Fax Nr. 0228-4108 200
CC	

Von	Nikola Zacherl
Abt	AR
Tel	089-1489 2158
Fax	089-1489 5814
E-mail	Nikola.Zacherl@muc.mtu.de
Ref	
Datum	22. November 2005
Seite	1 / 1

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

anbei übersenden wir Ihnen eine Kopie des Belegexemplars der Börsenzeitung vom 18.11.05, in der Sie auf Seite 26 die Veröffentlichungen der Mitteilungen der Fidelity International über deren Stimmrechtsanteile an der MTU Aero Engines Holding AG finden.

Mit freundlichen Grüßen

MTU Aero Engines Holding AG

ppa. [signature]

Anlage

MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Tel +49 89 1489-0
Fax +49 89 1489-5500

Systems AG
assau
:mäß § 25 Abs. 1 WpHG
ı am 16.11.2005 von den nachste-
· Abs. 1a WpHG die nachstehenden
Unterschreiten der nachstehenden
eilt:

	Stimmrechts-anteil in %	Unterschrittene Schwelle in %
nd	3,46	5
nd	3,35	5
nd	3,85	5

.e Schiffsbank

jesellschaft

·tmachung

ɜr-Schiffspfandbriefe, Ausgabe 455
NDU1 · · der Zinssatz gemäß
Zinsp · vom 15.11.2005 bis

1% p. a.

k Österreich
ıldverschreibung
)2.258.194,-
)0.000.000,-)
)7/2007
.0001914802
jungen geben wir hiermit bekannt,
·om 21. November 2005 (einschließ-
ließlich) (180 Tage) auf 11,44854 %
Zinsschein zu einer Teilschuldver-
IR 511,29 (DEM 1.000,-) werden
.112,92 (DEM 10.000,-) werden EUR
29,19 (DEM 100.000,-) werden EUR

2006 fällig.
n, 17. November 2005
tanley Bank AG

ıntmachung
: Wertpapierprospektgesetz
und Kiel, beabsichtigt, die
:5.000.000,00
ınsziel-Anleihe
ıldverschreibungen von 2006 (2013)
legter Nennbetrag: Euro 1.000
:000HSH2BP4
: 45 Tranche A
ıler dem
5.000.000.000
ɜr Schuldverschreibungen und
·ungen/ Debt Issuance Programme
lerivative Notes vom 28. Juni 2005

, der Zeit vom 13. Februar 2006 bis ein-
chnung angeboten. Die Einbeziehung in
ınseatischen Wertpapierbörse Hamburg

·gramm vom 28. Juni 2005 sowie die
der Zinsziel-Anleihe werden bei der HSH
rkets, Martensdamm 6, 24103 Kiel, nebst
ɔsen Ausgabe an das Publikum bereitge-
ekt zum Angebotsprogramm sowie die
ɜrnet unter der Adresse www.hsh-nord-

ıber 2005

ORDBANK

·sungsantrag
ıd Homburg v. d. H., und die Deutsche Bank
in, haben beantragt, zum amtlichen Markt

Berlin-Hannoversche Hypothekenbank AG

DEM 100.000.000,00 der
Berlin-Hannoverschen Hypothekenbank AG
variabel verzinsliche Hypothekenpfandbriefe
(3-Monats-EUR-Libor flat)
Em. 20 – ISIN DE0002211208/WKN 221120 –

Zinssatz:	2,35000 %
Zinsperiode:	21. November 2005 bis 20. Februar 2006 inkl. (92 Tage)
Zinstermin:	21. Februar 2006

Berlin/Hannover, 17.11.2005 — Berlin-Hannoversche Hypothekenbank AG

HSH NORDBANK

Bekanntmachung gemäß § 14 Absatz 3 Satz 2 WpPG
über die Bereithaltung der Basisprospekte für die
EUR 5.000.000.000
Angebotsprogramme über Schuldverschreibungen, Derivative Schuldverschreibungen und Pfandbriefe vom 11. November 2005 der HSH Nordbank Hypo AG.

Vorgenannte Basisprospekte sind von der Bundesanstalt für Finanzdienstleistungsaufsicht als zuständiger Stelle gemäß § 13 Abs. 1 WpPG am 11. November 2005 gebilligt worden.

In diesem Zusammenhang werden die Basisprospekte i. S. v. § 6 WpPG ab dem 18. November 2005 im Internet unter der Adresse www.hsh-nordbank-hypo.de veröffentlicht. Die unter den oben genannten Programmen zu begebenden Wertpapiere sollen für den amtlichen und geregelten Markt der Hanseatischen Wertpapierbörse Hamburg zugelassen werden.

Auf Verlangen wird jedem Interessenten eine Papierversion der Basisprospekte durch die HSH Nordbank Hypo AG, Rosenstraße 8, 20095 Hamburg, kostenlos zur Verfügung gestellt.

Hamburg, den 18. November 2005
HSH Nordbank Hypo AG

Kreissparkasse Göppingen

Kündigung von Inhaberschuldverschreibungen

Bei den nachfolgend aufgeführten Inhaberschuldverschreibungen machen wir gemäß den Emissionsbedingungen von unserem Kündigungsrecht Gebrauch und kündigen fristgerecht zur Rückzahlung

→ am 30.11.2005 zu 100% EUR 15.000.000,00 3,00%/3,10% Inhaberschuldverschreibung Reihe 451 von 2004/2009, 30.11. gzj., ISIN DE 000A0DMFE8

→ am 30.11.2005 zu 100% EUR 5.000.000,00 3,00%/3,10% Inhaberschuldverschreibung Reihe 460 von 2004/2009, 30.11. gzj., ISIN DE 000A0DRGE5

Die Gutschrift der globalverbrieften Emissionen erfolgt über die Clearstream Banking AG bzw. die depotführenden Kreditinstitute am 30.11.2005 zu 100%. Die Verzinsung endet mit dem Ablauf des dem Fälligkeitstag vorhergehenden Tages.

Göppingen, im November 2005
Kreissparkasse Göppingen

Kapital-Rückzahlung

Nach den Anleihebedingungen werden die Inhaberteilschuldverschreibungen der SEB AG, Frankfurt am Main, zur Rückzahlung zum Nennwert gesamtfällig:

30. November 2005
EUR 15.000.000,–

4,76% SEB Inhaberteilschuldverschreibungen von 1999/2005, Serie 748 – 30. 11. gzj. – ISIN-Code DE 0003009486

Die Zins- und Kapitalrückzahlung erfolgt zum 30. November 2005. Die Gutschrift erfolgt über die Clearstream Banking AG.

Frankfurt am Main, 16. November 2005

SEB
More than a bank

LB≡BW
Landesbank Baden-Württemberg

MTU

MTU Aero Engines Holding AG
Veröffentlichung nach § 25 Abs. 1 WpHG

Die Firma Fidelity International hat uns nach § 21 Abs. 1 WpHG mitgeteilt, dass der Stimmrechtsanteil der FMR Corp., 82 Devonshire Street, Boston, Massachusetts 02109, USA, an unserer Gesellschaft am 08. November 2005 die Schwelle von 5 % überschritten hat und nun 5,00 % beträgt. Die Stimmrechte werden der FMR Corp. gemäß § 22 (1) 2 WpHG i. V. m. § 22 (1) 1 Nr. 6 WpHG zugerechnet.

MTU Aero Engines Holding AG, München

---

wüstenrot

Wüstenrot Bank AG
Pfandbriefbank

EUR 5.000.000,00
Öffentliche Pfandbriefe mit variablem Zinssatz
von 2002/2008
Serie 1002
– ISIN DE0002734159 –

Nach Maßgabe der Emissionsbedingungen geben wir bekannt, dass der Nominalzinssatz für die Zinsperiode vom **21. November 2005** bis zum **20. Februar 2006** einschließlich mit 2,39000 % p. a. festgelegt wurde. Bei 92 Tagen entspricht dies 0,61078 %.

Demnach wird am 21. Februar 2006, dem betreffenden Zinstermin, pro Schuldverschreibung im Nennwert von € 10.000,00 ein Zinsbetrag in Höhe von € 61,08 fällig.

Im November 2005

Wüstenrot Bank AG
Pfandbriefbank
Der Vorstand

Bekanntmachung

Bereithaltung eines Nachtrages Nr. 308 vom 17.11.2005 gemäß § 10 Satz 2 Verkaufsprospektgesetz zum unvollständigen Verkaufsprospekt vom 25.03.2004 gemäß § 10 Satz 1 Verkaufsprospektgesetz und den ergänzenden Angaben gemäß § 11 Verkaufsprospektgesetz für EUR/USD-Turbo-Optionsscheine (Call und Put).

Der Nachtrag Nr. 308 vom 17.11.2005 (gem. § 10 Satz 2 Verkaufsprospektgesetz) sowie der unvollständige Verkaufsprospekt vom 25.03.2004 (gem. § 10 Satz 1 Verkaufsprospektgesetz) und die ergänzenden Angaben (gem. § 11 Verkaufsprospektgesetz) werden bei der Lang & Schwarz Wertpapierhandel AG zum kostenfreien Bezug bereitgehalten.

Bereithaltung eines Nachtrages Nr. 328 vom 17.11.2005 gemäß § 10 Satz 2 Verkaufsprospektgesetz zum unvollständigen Verkaufsprospekt vom 02.05.2003 gemäß § 10 Satz 1 Verkaufsprospektgesetz und den ergänzenden Angaben gemäß § 11 Verkaufsprospektgesetz für Index-Turbo-Optionsscheine (Call und Put), bezogen auf den Stand des DAX®.

Der Nachtrag Nr. 328 vom 17.11.2005 (gem. § 10 Satz 2 Verkaufsprospektgesetz), der unvollständige Verkaufsprospekt vom 02.05.2003 (gem. § 10 Satz 1 Verkaufsprospektgesetz) und die ergänzenden Angaben (gem. § 11 Verkaufsprospektgesetz) werden bei der Lang & Schwarz Wertpapierhandel AG zum kostenfreien Bezug bereitgehalten.

Bereithaltung eines Nachtrages Nr. 38 vom 17.11.2005 gemäß § 10 Satz 2 Verkaufsprospektgesetz zum unvollständigen Verkaufsprospekt vom 16.06.2005 gemäß § 10 Satz 1 Verkaufsprospektgesetz und den ergänzenden Angaben gemäß § 11 Verkaufsprospektgesetz für Strukturierte Wertpapiere auf Zinsterminkontrakte jeweils auf die Zahlung eines Differenzbetrages gerichtet (Call und Put).

Der Nachtrag Nr. 38 vom 17.11.2005 (gem. § 10 Satz 2 Verkaufsprospektgesetz) sowie der unvollständige Verkaufsprospekt vom 16.06.2005 (gem. § 10 Satz 1 Verkaufsprospektgesetz) und die ergänzenden Angaben (gem. § 11 Verkaufsprospektgesetz) werden bei der Lang & Schwarz Wertpapierhandel AG zum kostenfreien Bezug bereitgehalten.

Düsseldorf, den 17.11.2005
Lang & Schwarz Wertpapierhandel AG
Ernst-Schneider-Platz 1, 40212 Düsseldorf
Telefon 0 18 02 / 13 81 38, Telefax 02 11 / 1 38 40-90

NDO Services B.V.

Bussum, Niederlande

Bekanntmachung

zum Übernahmeangebot an die Aktionäre
der arxes Network Communication Consulting AG
gemäß § 23 Abs. 1 Satz 1 Nr. 1 des
Wertpapiererwerbs- und Übernahmegesetzes (WpÜG)

– ISIN DE0005098008 –
– WKN 509800 –

Die NDO Services B.V., Nieuwe 's-Gravelandseweg 17, 1405 HK Bussum, Niederlande, (die „Bieterin"), hat am 08. Oktober 2005 die Angebotsunterlage über ihr Übernahmeangebot an die Aktionäre der arxes Network Communication Consulting AG, Köln, („arxes") zum Erwerb ihrer Aktien an der arxes (die „arxes-Aktien") veröffentlicht. Die Annahmefrist läuft seit dem 08. Oktober und endet nach Verlängerung der Annahmefrist am 21. November 2005, 24:00 Uhr (MEZ), soweit sie nicht nach den gesetzlichen Bestimmungen des WpÜG verlängert wird.

Der Anteilsbesitz der Bieterin und die ihr nach § 30 WpÜG zu-